Exhibit 12.1

Parkway Properties, Inc.

Ratio of Earnings to Combined Fixed Charges & Preferred Dividends

2013 Common Stock Shelf Registration

(in 000s)

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012	Quarter Ended March 31, 2013
Earnings:
Income (loss) from continuing operations, pretax	$(18,896)	$(13,957)	$(11,042)	$(34,959)	$(58,113)	$(3,127)
Less: equity in earnings	(771)	(437)	(326)	(57)	—	—
Interest expense	24,875	19,158	20,271	31,612	35,334	10,470
Income distributions from unconsolidated joint ventures	1,042	392	—	507	—	—

Earnings	$6,250	$5,156	$8,903	$(2,897)	$(22,779)	$7,343

Fixed charges and preferred dividends:
Interest expense	$24,875	$19,158	$20,271	$31,612	$35,334	$10,470
Capitalized interest	836	—	—	—	—	—
Preferred stock dividends	4,800	4,800	6,325	10,052	11,854	2,711

Total fixed charges and preferred dividends	$30,511	$23,958	$26,596	$41,664	$47,188	$13,181

Ratio of earnings to combined fixed charges and preferred stock dividends	0.20	0.22	0.33	(0.07)	(0.48)	0.56

Deficiency (if ratio less than 1.00)	(24,261)	(18,802)	(17,693)	(44,561)	(69,967)	(5,838)